Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: SureWest Communications
File No. of Related Registration Statement: 333-180407

Date:	June 1, 2012
To:	All Consolidated Communications and SureWest Employees
From:	Steve Childers, Consolidated Communications CFO and Transition Officer Dan Bessey, SureWest CFO and Transition Officer
Subject:	Transition and Integration Update

We’d like to provide you with a few more updates as we make good progress towards combining our companies.  We are on track to receive all PUC approvals by the end of next week, the shareholder vote for both companies is scheduled for June 12, and we are continuing to target a July 1 closing date.  With this timeframe, it’s our current plan to announce the new organizational structure of the leadership team (minimally V.P. and above) for our combined company the week of June 11, subject to our commitment to ensure that all affected employees of both companies are notified of any changes prior to releasing the organization structure to the larger employee group.

Today we are also pleased to announce the first major integration decision on the path to combining our companies.  With respect to the PeopleSoft Financial and Human Resources Management platforms, it has been decided that Consolidated Communications’ 9.0 configuration will serve as the starting Enterprise Resource Planning (ERP) configuration for the combined company, with a target implementation date of January 1, 2013.  This decision was made after several weeks of diligence and discussion by teams of key employees from both Consolidated Communications and SureWest.

In addition, it has been determined that the AP and Payroll processes that are currently outsourced by SureWest will be brought in-house to be consistent with the current Consolidated Communications business process.  It is anticipated that those functions will be up and running for the combined entity by the same target date of January 1, 2013.

While we will be one company starting July 1, current SureWest operations using PeopleSoft 9.1 and Consolidated Communications operations using 9.0 will continue to use their existing business processes and internal financial/management reporting until the project cutover.  Starting January 1, 2013, when the project is complete, we will have one reporting system and common business processes.

The next steps of the integration have already begun.  Steve Childers is the executive sponsor of the project and the executive steering committee includes Dan Bessey (SW), Dave Herrick (SW), Chris Young (CCI), Steve Shirar (CCI) and Steve Childers (CCI).   Kay Callison (CCI), Director of Finance, and Kevin Owan (SW), Financial Accounting Manager, will be project managers. Formal teams have been established for each of the functional areas along with project guidelines and the roles and responsibilities of the players.  An initial kick-off meeting for the process owners and team leaders was held last week and we expect the teams to immediately begin organizing their action plans.  We are confident in the employees who have been asked to play a role in this initiative and are excited about what each member brings to the table.

We also want to thank the employees who have spent the last several weeks sharing information and analyzing business needs to get us to this point.  There was an open and honest communication from the start and a willingness to do what is best for the combined entity from everyone involved.  The insight provided from both teams has positioned us to have a successful integration with the opportunity for learning and growth from both sides.  The teams have our full support and we wish them continued success as they move forward with their tasks.

If you have questions or concerns regarding the PeopleSoft integration in general, please feel free to contact either of us or the project managers, Kay Callison (kay.callison@consolidated.com) or Kevin Owan (k.owan@surewest.com).  We will be glad to share any information or updates as appropriate.

Thank you.

Steve and Dan

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan, “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition of SureWest Communications (“SureWest”), successfully integrate the operations of SureWest and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and SureWest, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; changes in the valuation of pension plan assets; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and SureWest’s service areas; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s or SureWest’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes on the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and SureWest’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, SureWest or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Proxy Statement/Prospectus

This material is not a substitute for the joint proxy statement/prospectus the Company and SureWest filed with the Securities and Exchange Commission on March 28, 2012, which, as amended, was declared effective on April 24, 2012. Investors in the Company or SureWest are urged to read the joint proxy statement/prospectus, which contains important information, including detailed risk factors. The joint proxy statement/prospectus is, and other documents which will be filed by the Company and SureWest with the Securities and Exchange Commission will be, available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to SureWest Communications, 8150 Industrial Avenue, Building A, Roseville, California 95678, Attention: Investor Relations. The definitive joint proxy statement/prospectus was first mailed to the Company’s stockholders and shareholders of SureWest on May 1, 2012.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and SureWest, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of SureWest is set forth in SureWest’s Form 10-K for the year ended December 31, 2011. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive joint proxy statement/prospectus for such proposed transactions.